SIERCHIO GRECO & GRECO, LLP

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720 FIFTH AVENUE

NEW YORK, NEW YORK 10019

TELEPHONE (212) 246-3030

FACSIMILE (212) 246-2225

February  21, 2006

By Edgar

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention: Edward M. Kelly, Senior Counsel

Mail Stop: 6010

Re:

Octillion Corp.: Pre Effective Amendment No. 4 (filed February 21, 2006) to the Registration Statement on Form SB-2 filed on August 30, 2005 (File No. 333-127953)

We have been authorized by the Company to submit the following responses on its behalf to your letter of January 18, 2006 (the “January 18th Letter”).  All capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in Pre Effective Amendment No. 4 to the Form SB-2 as filed on February 21, 2006. Three marked copies of Amendment No. 4 have been forward to the Staff under separate cover.

Accordingly, please be advised that the financial statements included in the filing have been updated.  The current filing has also been updated and amended from the in order to more completely reflect the Company’s business as of the date of filing.  Such changes have been marked in order to facilitate the Staff’s review of the filing.

We hope that you find the foregoing responsive to the Staff’s comments. The Company appreciates your prompt attention to this filing.

Very truly yours,

/s/ Joseph Sierchio

Joseph Sierchio

cc.

Octillion Corp.

Attention: Terri DuMoulin